Exhibit 99.2

ARTICLES OF AMENDMENT TO

THE ARTICLES OF INCORPORATION

OF

GLOBUS MARITIME LIMITED

PURSUANT TO SECTION 90 OF THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, Athanasios Feidakis, as the President Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, a Marshall Islands corporation (the “Corporation”), for the purpose of amending the Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify:

1.	The name of the Corporation is: Globus Maritime Limited

2.	The Company was formed under the laws of Jersey on July 26, 2006 in Jersey and domesticated as a Corporation into Marshall Islands and filed its Articles of Incorporation with the Registrar of Corporations as of November 24, 2010.

3.	Article III of the Articles of Incorporation is hereby amended by adding the following paragraph at the end thereof:

“Reverse Stock Split. As of the commencement of business on October 21, 2020 (the “Reverse Stock Split Effective Date”), each 100 Common Shares and Series B preferred shares, par value $0.001 per share (“Series B Preferred Shares”), issued and outstanding immediately prior to the Reverse Stock Split Effective Date either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable Common Share and Series B Preferred Share, respectively, without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares shall be issued to any holder and that in lieu of issuing any such fractional shares, fractional shares resulting from the Reverse Stock Split will be rounded down to the nearest whole share and provided, further, that shareholders holding Common Shares who would otherwise be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the Reverse Stock Split will receive a cash payment (without interest and subject to applicable withholding taxes) in an amount per share equal to the closing price per Common Share on NASDAQ on the trading day immediately preceding the Reverse Stock Split Effective Date, as adjusted for the reverse stock split as appropriate, and that shareholders holding Series B Preferred Shares who would otherwise be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the Reverse Stock Split will receive a cash payment (without interest and subject to applicable withholding taxes) in an amount per share equal to an amount determined by the Board of Directors of the Corporation. Each certificate, if any, that immediately prior to the Reverse Stock Split Effective Date represented Common Shares (“Old Certificates”), shall thereafter represent that number of Common Shares into which the Common Shares represented by the Old Certificate shall have been combined, subject to the elimination of fractional shares as described above. The reverse stock split described in this paragraph shall not change the number of Common Shares or Series B Preferred Shares authorized to be issued or the par value of the Common Shares or Series B Preferred Shares. The stated capital of the Corporation shall be reduced from $702,732.60 to $7,027.33, which may be further adjusted for the cancellation of fractional shares, and the reduction of $695,705.28, which may be further adjusted for the cancellation of fractional shares, shall be allocated to surplus. No change was made to the number of registered shares of Class B Shares or Preferred Shares the Corporation is authorized to issue or to the par value of Class B Shares or Preferred Shares.”

4.	All of the other provisions of the Articles of Incorporation shall remain unchanged.

5.	This amendment to the Articles of Incorporation was authorized by vote of the holders of a majority of the voting power of the issued and outstanding shares of the Corporation.

[Signature Page Follows]

IN WITNESS WHEREOF, I have executed these Articles of Amendment to the Articles of Incorporation on this 20thday of October 2020.

By:	/s/ Athanasios Feidakis
Athanasios Feidakis,
President, Chief Executive Officer & Chief Financial Officer